SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

 the Securities Exchange Act of 1934

Date of Announcement: 15 December 2017

BT Group plc

(Translation of registrant's name into English)

BT Group plc

 81 Newgate Street

 London

EC1A 7AJ

 England

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F..X...             Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes              No ..X..

   This announcement contains inside information.

                                                                                                                 December 15, 2017

BT AND SKY AGREE SUPPLY OF MARKET-LEADING TV CHANNELS ON EACH OTHER'S PLATFORMS

BT TV customers will be able to sign up for all of NOW TV's top quality content, including Sky Sports and Sky Atlantic

BT today announced a multi-year agency deal for BT to market and sell Sky's NOW TV service to BT TV customers. NOW TV offers Sky's most popular content, including Sky Sports, Sky Cinema and the Sky Atlantic channel.

Sky will make the full NOW TV service available on BT TV's set top box and BT will be able to sell subscriptions to NOW TV's great passes directly to BT customers.

BT customers will be able to watch the Sky content seamlessly as an integrated part of the BT TV platform.

At the same time, BT has agreed to wholesale its BT Sport channels to Sky, allowing Sky to sell these channels directly to Sky satellite customers. The BT Sport channels include exclusively live UEFA Champions League and Premier League football. This will mean that satellite customers will be able to buy BT Sport from Sky as well as from BT.

The agreement brings to a successful conclusion negotiations that have been on and off for a number of years.

Gavin Patterson, chief executive of BT, said: "This is an important day for BT and for our customers, who will be able to enjoy a whole range of Sky's sport and entertainment programming on their BT TV boxes.

 "This is the next logical step for our TV and content strategy. Having built up an outstanding portfolio of exclusive sports rights and a loyal base of customers, we feel that now is the right time to broaden the ways in which we distribute BT Sport.

 "This agreement fits with our strategic goal of being the best provider in the UK of converged network services, and adding NOW TV boosts our growing roster of outstanding content from the likes of Netflix, great pay channels like AMC and all the major catch-up services."

The agreement demonstrates the importance that BT places on sport as a key offering to its customers, and enables BT Sport to reach a new audience.

Currently, BT TV customers can only buy Sky Sports Main Event as a bolt-on to their TV service for £27.50 per month, and are not able to choose from the full range of Sky Sports channels. As a result of this agreement, BT TV customers will be able to take all eleven Sky Sports channels, as well as a NOW TV Entertainment pass offering great channels including Sky Living, Sky One and Sky Atlantic, which also offers box sets including Game of Thrones, Big Little Lies and Billions. BT customers will be able to buy all of this in competitively priced bundles with BT TV.

It is expected that these new services will be available to customers from early 2019.

Ends

The person responsible for making this announcement is Dan Fitz, BT's Company Secretary.

Notes to editors

-     BT Sport launched in 2013 and now has well over 5m customers, watching on BT TV, the Sky satellite platform and Virgin Media, via a wholesale deal.
-     The BT Sport channels are also available in around 30,000 pubs and clubs that pay commercial subscriptions.
-     BT Sport's major exclusively live rights include all of the UEFA Champions League and Europa League until 2021, 42 Premier League games a season, the current Ashes series in Australia, the Aviva Premiership and European Rugby Champions Cup.
-     The channels also have live rights for FA Cup, Scottish Professional Football League, BoxNation, Moto GP, women's tennis.
-     BT TV is the company's TV service, which is delivered to 1.8m customers via the YouView set top box and the BT TV App.
-     BT TV was the first in the UK to launch Netflix in Ultra High Definition in 2014 and BT Sport customers have been able to watch football in UHD since the start of the 2015/16 season.
-     As retail agent, BT will sell NowTV on Sky's behalf, offering BT TV customers access to NowTV's most popular content including Sky Atlantic, Sky One, Sky Living, Sky Sports and Sky Cinema.

Enquiries

Press office:
Dan White                                                                    Tel: 020 7356 5369
Investor relations:
Mark Lidiard                                                                Tel: 020 7356 4909

About BT

BT's purpose is to use the power of communications to make a better world. It is one of the world's leading providers of communications services and solutions, serving customers in 180 countries. Its principal activities include the provision of networked IT services globally; local, national and international telecommunications services to its customers for use at home, at work and on the move; broadband, TV and internet products and services; and converged fixed-mobile products and services.  BT consists of six customer-facing lines of business: Consumer, EE, Business and Public Sector, Global Services, Wholesale and Ventures, and Openreach.

For the year ended 31 March 2017, BT Group's reported revenue was £24,062m with reported profit before taxation of £2,354m.

British Telecommunications plc (BT) is a wholly-owned subsidiary of BT Group plc and encompasses virtually all businesses and assets of the BT Group. BT Group plc is listed on stock exchanges in London and New York.

For more information, visit www.btplc.com

Signatures

 Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BT Group plc

(Registrant)

 By: /s/ Dan Fitz, Company Secretary

--------------------

Dan Fitz, Company Secretary.

Date 15 December 2017